PROSPECTUS SUPPLEMENT dated May 8, 2003 (to Prospectus Supplement dated March 24, 2003 to Prospectus dated March 24, 2003)

                           $280,430,000 (APPROXIMATE)

                      EQUIFIRST MORTGAGE LOAN TRUST 2003-1
                    ASSET-BACKED CERTIFICATES, SERIES 2003-1

                        FINANCIAL ASSET SECURITIES CORP.
                                    DEPOSITOR

                             FAIRBANKS CAPITAL CORP.
                                    SERVICER


         THE LAST THREE PARAGRAPHS UNDER THE HEADING "THE POOLING AGREEMENT--THE SERVICER--RECENT DEVELOPMENTS AFFECTING FAIRBANKS" ARE REPLACED WITH THE
FOLLOWING:

         The U.S. Department of Housing & Urban Development ("HUD") and the Federal Trade Commission ("FTC") are conducting reviews of Fairbanks' policies and practices. In addition, Fairbanks is experiencing an increased level of scrutiny from state regulators and, in Fairbanks' opinion, the commencement of formal investigations by state regulators in the near future appears likely. Fairbanks has announced that it will cooperate fully with these reviews and has asked HUD and FTC to coordinate their inquiries, and any related state inquiries, to facilitate a prompt and efficient review.

         The HUD and FTC investigations of Fairbanks' policies and practices are in early stages of development. A determination by HUD, FTC or any state regulators that Fairbanks' policies and procedures do not comply with applicable law could lead to a transfer of Fairbanks' servicing responsibilities, which, in turn, could result in delays in distributions on the Offered Certificates.

         On April 29, 2003, Fitch announced that it had placed Fairbanks' residential primary servicer ratings of "RPS1" for subprime, "RPS1-" for Alt-A and home equity and "RSS1" for residential special servicing on "rating watch negative" pending Fitch's determination of the impact of certain of Fairbanks' reporting and remittance practices. Fitch plans to conduct a targeted on-site review of Fairbanks' servicing facilities, which is scheduled to be completed within 30 days.

         On April 30, 2003, S&P announced that it had lowered Fairbanks' "Strong" residential servicing rankings for non-prime and special servicing to "Below Average" with a "Stable" outlook. As a result of the downgrade, Fairbanks' status as an S&P "Select Servicer" has been withdrawn by S&P. In its report, S&P indicated that its action was based, in part, on increasing regulatory scrutiny over Fairbanks' servicing practices, an alleged pattern of apparent Fair Debt Collection Practices Act violations, foreclosure cure rates and loan workout cure rates being outside industry tolerance levels and a lack of training and skills of the primary collections group. S&P, in announcing the downgrade of Fairbanks' ratings, stated that Fairbanks has not adequately managed the portfolio growth associated with various acquisitions that have occurred during the past 36 months.

         On May 5, 2003, Moody's announced that it had downgraded Fairbanks' ratings as a primary servicer of residential subprime mortgage loans and as a special servicer from "SQ1" ("Strong") to "SQ4" ("Below Average"). In its report, Moody's indicated that the downgrades reflect Moody's concerns about the on-going financial stability of Fairbanks, its ability to successfully address regulatory compliance issues without suffering erosion in loan performance and management's ability to detect proactively and address operational and regulatory problems.

         Fairbanks is in regular contact with Fitch, S&P and Moody's and is actively addressing their concerns. Nevertheless, the downgrade of Fairbanks' residential servicer rankings and ratings by S&P and Moody's, respectively, a possible downgrade of Fairbanks' servicer ratings by Fitch or other events may lead to Fairbanks' inability to access liquidity advance facilities, a transfer of Fairbanks' servicing responsibilities or increased delinquencies on the Mortgage Loans and delays in distributions on the Offered Certificates, or any combination of these events.



                              RBS GREENWICH CAPITAL